UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

____________________

DELTA PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

247907 20 7

(CUSIP Number)

Edward Mike Davis

200 Rancho Circle

Las Vegas, Nevada 89107

Copy to:

Henry Lichtenberger, Esq.

Sklar Warren Conway & Williams LLP

8363 West Sunset Road, Suite 300

Las Vegas, Nevada 89113

_____________________________________________________________

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 7, 2004

 (Date of Event which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 247907 20 7			Page 2 of 4
1.	NAMES OF REPORTING PERSON Edward Mike Davis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER	2,285,000 shares
		SHARED VOTING POWER	0 shares
		SOLE DISPOSITIVE POWER	2,285,000 shares
		SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,285,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* □
13.	5.94%
14.	IN

CUSIP No.  247907 20 7

Item 1.

Security and Issuer

Title of Class of Equity Securities: Common Stock, $0.01 par value per share

Issuer:

Delta Petroleum Corporation

475 17th Street, Suite 1400

Denver, Colorado 80202

Item 2.

Identity and Background

(a)

Edward Mike Davis

(b)

200 Rancho Circle, Las Vegas, Nevada 89107

(c)

Business Executive

(d)

Not applicable

(e)

Not applicable

(f)

United States

Item 3

Source and Amount of Funds or Other Consideration

On August 1, 2003, the Reporting Person directly and through several entities controlled by the Reporting Person entered into that certain Purchase and Sale Agreement, as amended, to sell certain assets in exchange for 1,525,000 shares of Delta Petroleum Corporation's ("Delta") common stock (the "2003 Purchase and Sales Agreement").  A copy of the 2003 Purchase and Sales Agreement, as amended, was filed as Exhibit 10.4 to the Form 8-K filed with the U.S. Securities and Exchange Commission (the "SEC") on May 10, 2004 along with a complete description of the transaction between the Reporting Person and Delta.

On July 7, 2004, the Reporting Person directly and through several entities controlled by the Reporting Person entered into that certain Purchase and Sale Agreement, as amended, to sell certain to Delta certain assets in exchange for 760,000 shares of Delta's common stock (the "2004 Purchase and Sale Agreement").  A copy of the 2004 Purchase and Sales Agreement, as amended, was filed as an Exhibit 10.3 to the Form 8-K filed with the SEC on July 8, 2004 along with a complete description of the transaction between the Reporting Person and Delta.

In both the 2003 and 2004 Purchase and Sale Agreement, Delta agreed to file a registration statement with the SEC to register the re-sale of the shares received by the Reporting Person (2,285,000 shares) and to pay all of the expenses associated with such registration.

CUSIP No.  247907 20 7

Item 4

Purpose of Transaction

The Reporting Person acquired the securities described in this Schedule 13D as consideration for sales of certain assets to Delta as described in Item 3.  The Reporting Person does not have any plan or proposal, which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to the Schedule 13D.  The Reporting Person reserves the rights to purchase additional shares, enter into other transactions to sell assets to Delta, dispose of all or some of the shares from time to time, or continue to hold the shares.

Item 5.

Interest in Securities of the Issuer

(a)

2,285,000; 5.94%

(b)

2,285,000; 5.94%

(c)

None

(d)

None

(e)

Not applicable

Item 6

Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None

Item 7

Materials to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

July 12, 2004

/s/  Edward Mike Davis

Edward Mike Davis